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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                SCHEDULE 14D - 9

                     SOLICITATION / RECOMMENDATION STATEMENT
                                   PURSUANT TO
                            SECTION 14 (d) (4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              ----------------------------------------------------

                                   RIDE, INC.
                            (Name of Subject Company)

                                   RIDE, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, WITHOUT PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   765689 10 4
                      (Cusip Number of Class of Securities)

                              ROBERT F. MARCOVITCH
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   RIDE, INC.
                             8160 304TH AVENUE S.E.
                            PRESTON, WASHINGTON 98050
                                 (425) 222-6015
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

                               MICHAEL J. ERICKSON
                                KAREN A. ANDERSEN
                              SUMMIT LAW GROUP PLLC
                       1505 WESTLAKE AVENUE N., SUITE 300
                            SEATTLE, WASHINGTON 98109
                                 (206) 281-9881

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ITEM 1. SECURITY AND SUBJECT COMPANY

         The name of the subject company is Ride, Inc., a Washington corporation ("Ride" or the "Company"), and the address of the principal executive offices of Ride is 8160 304th Avenue S. E., Preston, Washington 98050. The title of the class of equity securities to which this statement relates is common stock, without par value per share (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

         This statement relates to the cash tender offer by Minotaur Capital, Inc., a Florida corporation ("Minotaur"), to purchase 51% of the outstanding shares of Common Stock at a price of $2.25 per share, payable in the form of a promissory note due within one year (subsequently amended to eight months) from the Expiration Date of the offer and upon the terms and subject to the conditions set forth in Minotaur's Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on April 6, 1999, as amended on April 12, 1999 and April 19, 1999 (collectively, the "Minotaur Offer"). According to the Schedule 14D-1, the principal executive offices of Minotaur are located at 3300 PGA Boulevard, Gardens Plaza Office Tower, Suite 410, Palm Beach Gardens, Florida 33410.

ITEM 3. IDENTITY AND BACKGROUND

         (a) The name and business address of Ride, which is the entity filing this statement, are set forth in Item 1 above.

         (B) GENERAL. Certain information regarding contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates is set forth in the Company's Notice of Annual Meeting of Shareholders and Proxy Statement dated April 20, 1998, relating to its 1998 Annual Meeting of Shareholders (the "Proxy Statement"), under the headings "Option Repricing" and "Report on Executive Compensation." Such sections of the Proxy Statement are filed as EXHIBIT 1 hereto and are incorporated herein by reference. In addition, ANNEX A attached hereto and incorporated herein describes Ride director and executive officer compensation and the ownership of Ride Common Stock by its directors and executive officers. The following describes other arrangements the Company has with its officers and directors and provides certain updated information:

         SEVERANCE AGREEMENTS. The Company has a severance agreement with Robert Marcovitch, the Company's President and Chief Executive Officer. The agreement provides that upon termination of Mr. Marcovitch's employment by the Company other than for "cause," the Company is obligated to pay Mr. Marcovitch severance payments equal to six months of his base salary.

         ANNUAL EQUITY AWARD GRANTS; CHANGE IN CONTROL PROVISIONS. On February 8, 1999, the Company's Compensation Committee made its customary annual grant of option awards under the Company's stock option plan. Options to purchase an aggregate of 99,000 shares of Common Stock were granted (the "1999 Grant"), each of which vests over a four-year period, has a per share exercise price of $0.625, and a ten-year term. Of the options awarded in the 1999 Grant, options to purchase an aggregate of 51,000 shares of Common Stock were granted to Ride's executive officers. See Item 6(a) below. The vesting of each option granted to the Company's directors and to Robert Marcovitch, the Company's President and Chief Executive Officer, is subject to acceleration in the event of a change in control of the Company or the termination of the optionee's employment other than termination by the Company for cause or resignation of the executive without cause. A "change in control" is defined as certain mergers of the Company with or into other entities, a sale of substantially all of the assets of the Company, a successful proxy contest by a third party, the commencement of a tender offer for the Common Stock or the acquisition by any person of 20% of the outstanding Common Stock. As a result of the Minotaur Offer, all outstanding options held by Ride's directors and its President are currently fully vested.

         SALARY INCREASES SINCE JUNE 30, 1998. Since June 30, 1998, the following changes have been made to the executive compensation set forth in Annex A: On April 1, 1999, Robert Marcovitch, the Company's President and Chief Executive Officer, received an increase in his annual salary from $200,000 per year to $225,000 and a car allowance in the amount of $600 per month; on October 9, 1998, Greg Cook, the Company's Chief Financial Officer, received an increase in his annual salary from $102,112.63 to $130,000; and on February 20, 1999, Scott

                                       2

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Mavis, the Company's Vice President of Marketing, received an increase in his annual salary from $75,000 to $100,000.

         PARTICIPATION IN THE COMPANY'S EMPLOYEE STOCK PURCHASE PLAN. From time to time, various Ride executive officers have purchased shares under the Company's Employee Stock Purchase Plan. These purchases have been immaterial in the aggregate.

         GUARANTY. Mark Salter, one of the Company's directors, has guaranteed (the "Salter Guaranty") certain obligations of Ride to U.S. Bank National Association. In exchange for the Salter Guaranty, Ride granted to Mr. Salter, among other things, a security interest in certain notes owing to Ride and it was agreed by Ride's senior lender, among other things, that if Mr. Salter was required to perform on the Salter Guaranty that Mr. Salter would have a right to receive all payments to be made under such notes.

         Except as incorporated by reference herein, set forth in ANNEX A and as set forth above, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) Minotaur or its respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

         (a) BACKGROUND; RECOMMENDATION.

         The Company has been financing its operations through the collection of receivables and advances on its line of credit from CIT Group/Credit Finance, Inc. ("CIT"). Under the CIT line of credit the Company receives no advances against inventory in January, February or March. Additionally, the availability of funds under the CIT line are conditioned on the Company meeting certain collateral requirements. The Company has been in discussions with CIT to increase the funds available under the line, but to date CIT has not agreed to such an increase. The Company also has a $3.0 million line of credit facility with U.S. Bank National Association. By August 30, 1999 all $3.0 million outstanding under the U.S. Bank line must be repaid in full. Additionally, in February 1999 the Company converted its Series B 5% Cumulative Convertible Preferred Stock into a $1.75 million secured promissory note due June 30,1999 (subject to extension under certain circumstances). In light of the Company's near-term need for capital, the Company's Board of Directors has been exploring various financial options and is currently continuing these efforts, as described in Item 7 below.

         On April 6, 1999, the day that the Minotaur Offer was announced, the Board of Directors of Ride held a telephonic board meeting. At that meeting, the Board discussed the Minotaur Offer and specifically noted that Minotaur was newly formed, the payment to tendering shareholders was to be made in one year pursuant to an unsecured, non-interest bearing promissory note and that no plan was stated as to how the Company would be funded in the interim. The Board recognized the need to determine whether Minotaur had any capacity to fund the Company currently or to ultimately pay shareholders who might tender their shares. The Board authorized the Company to engage Ladenburg Thalmann & Co. Inc. ("Ladenburg") as its financial advisor with respect to the Minotaur Offer. The Board then authorized management to seek additional information about Minotaur and its president and chief executive officer, David J. Feingold, in order that the Board might evaluate the Minotaur Offer. On behalf of the Board, Robert Marcovitch, the President and Chief Executive Officer of Ride, sent a letter to Mr. Feingold seeking information about Minotaur, Mr. Feingold and their prospects for funding the Company and the Minotaur Offer. That letter, together with the response the Company received, are set forth below:

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                                  April 7, 1999

VIA EMAIL, FACSIMILE AND AIR COURIER
David J. Feingold
President and CEO
Minotaur Capital, Inc.
3300 Plaza PGA Boulevard
Gardens Plaza Office Tower
Suite 410
Palm Beach Gardens, FL   33410

Dear Mr. Feingold:

We are in receipt of the tender offer made by Minotaur Capital, Inc. yesterday for shares of Ride, Inc. common stock. In order that it can properly evaluate this offer, Ride's Board of Directors has asked that I write to you for additional information on Minotaur and its affiliates (together "Minotaur"). Specifically, Ride's Board of Directors would like more information concerning the following:

      -     Potential sources of funding for the tender offer;

      - Actual and potential sources of funding for current business operations and debt repayment;

      - Business and financial references for you, Minotaur and its affiliates; and

      - Biographies for you and your affiliates, specifically including any relevant industry-specific and public company experience.

In addition to the foregoing, please provide any additional information not specifically identified above that you believe would assist Ride's Board of Directors in evaluating Minotaur's offer. Please provide the requested information no later than Friday, April 9, 1999. Thank you in advance for your anticipated prompt attention to this matter.

                              Yours very truly,
                              Robert F. Marcovitch
                              President and CEO

                                  April 8, 1999

via Fax (425) 222-6379
Mr. Robert Marcovitch
Ride, Inc.
8160 304th Avenue S.
Preston, Washington   98050

Re:  Response to your letter of April 7, 1999

Dear Mr. Marcovitch:

         Thank you for your letter of April 7, 1999. In response to your questions, please be advised of the following:

         1. There are a number of potential sources of funding that have been evaluated. The primary sources, based on the size of this transaction, is anticipated to be persons and/or entities with which I have had a representational relationship. Many of my clients have significant net worths, in addition to my own personal funds, which leads me to believe that based on the present size of the proposed transaction the funding should be obtainable, although there are no guarantees.

                                       4

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         2. Minotaur Capital has no business references as it is a company that was formed by me for the sole purpose of making an investment in Ride, Inc.

         3. In terms of my own personal background, I am an attorney with experience in multiple public and private company mergers and acquisitions. I have been involved with such transactions with multiple investment banking, brokerage and investment personnel.

         I hope that this response will assist you. As the public has been advised, I am presently working on another offer, which should reflect the overall desires of your shareholders based on the numerous comments I have received. I believe that my next offer will be couched in terms that should satisfy your fiduciary duty of recommending such an offer as my follow up offer will be based upon the input of your own shareholders.

         As always, I remain free to discuss any matters with you as I believe both of us have nothing but the best interest of the shareholders at stake in attempting to put a proper value on the company.

         Please feel free in calling me in the future.

                                             Sincerely,
                                             David J. Feingold, Esq.


Upon receipt of Mr. Feingold's letter, the Company's management again determined to attempt to seek additional information and on April 9, 1999 Mr. Marcovitch sent the following letter to Mr. Feingold:

                                  April 9, 1999

VIA FACSIMILE

David J. Feingold
President and Chief Executive Officer
Minotaur Capital, Inc.
3300 Plaza PGA Boulevard
Gardens Plaza Office Tower
Suite 410
Palm Beach Gardens, Florida   33410

Dear Mr. Feingold:

         We are in receipt of your letter dated April 7, 1999. Unfortunately, we had hoped it would contain more information so that Ride's Board of Directors could better evaluate your offer. This second letter is another attempt to obtain such information.

         As stated in my letter of April 6, 1999, Ride's Board of Directors would like additional information on your potential sources of funding for the tender offer. Specifically, we would like you to provide names and financial statements for those persons or entities you believe would finance the tender offer. Additionally, your letter failed to address an issue of great importance to Ride - how you would fund the capital currently needed by the company. Again, although we realize that Minotaur was only recently formed, we would appreciate the names and phone numbers of some of the multiple investment banking, brokerage and investment personnel with whom you have worked.

         We would like to receive the requested material no later than this Monday, April 12, 1999. Thank you in advance for you prompt attention to this matter.

                                            Very truly yours,
                                            Robert Marcovitch
                                            President

                                       5

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         On April 12, 1999, Minotaur announced a revised offer increasing the offer price to $2.25 per share. After the amended offer was announced , the following letter was received by Mr. Marcovitch from Mr. Feingold:


April 12, 1999
Via Fax (425) 222-6379

Mr. Robert Marcovitch
Ride, Inc.
8160 304th Avenue S.
Preston, Washington   98050

Re:  Response to your letter of April 9, 1999

Dear Mr. Marcovitch:

         Thank you for your letter of April 9, 1999. As you should be aware, the tender offer filed by Minotaur Capital, Inc. was amended this morning. The amendment was done in response to numerous comments that were reviewed. I believe that all necessary disclosures have been made in the Schedule 14D and the amendment filed therewith and incorporated by reference.

         As you have a fiduciary duty to evaluate an offer in light of the value that you believe Ride, Inc. to presently have, I would appreciate your sharing with me that valuation. At a minimum I would expect you to have received a fairness opinion and I would appreciate your sharing the same with me as that may further influence Minotaur Capital, Inc. Since I am sure that you have the best interest of your shareholders at heart, any potential for you to obtain fair value for them based on a fairness opinion you are probably obligated to obtain, would certainly best serve your shareholders.

         Thank you for your anticipated cooperation.

                                         Sincerely,
                                         David J. Feingold, Esq.
                                         President Minotaur Capital, Inc.

         On April 14, 1999, Mr. Marcovitch and Mr. Feingold talked for approximately 45 minutes on the telephone. Although Mr. Marcovitch repeatedly asked for information on Mr. Feingold and his financial backers beyond the limited information provided in the Schedule 14D-1, no such information was provided.

         On April 16, 1999, the Board held a meeting at which the Board reviewed the Minotaur Offer with Ride's management and its financial and legal advisors. At this meeting, Ladenburg presented its oral opinion to the effect that the Minotaur Offer is inadequate, from a financial point of view, to the shareholders of the Company. Its written opinion to the same effect was subsequently delivered to the Board. A discussion ensued in which Ride's legal advisor and certain of the Company's senior executives participated. After the presentation and discussion by the Board, the Board unanimously determined that the Minotaur Offer was inadequate and not in the best interests of Ride and its shareholders.

         THE RIDE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MINOTAUR OFFER IS INADEQUATE AND IS NOT IN THE BEST INTERESTS OF RIDE AND ITS SHAREHOLDERS. ACCORDINGLY, THE RIDE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RIDE'S SHAREHOLDERS REJECT THE MINOTAUR OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE MINOTAUR OFFER.

         A copy of the letter to its shareholders communicating the recommendation of the Ride Board and the form of the press release announcing such recommendation are filed as EXHIBITS 4 AND 5 hereto and are incorporated by reference herein.

                                       6

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         (b) REASONS FOR THE RECOMMENDATION.

         In reaching its determination and recommendation described above, the Board considered a number of factors, including its familiarity with, and management's view of, Ride's business, financial condition, results of operations, business strategy and future prospects. The Board also specifically considered the imminent need of Ride for capital to pay debt obligations and for current business operations. Finally, the Board took into account its belief, based on the facts discussed below, that Minotaur would be unable to consummate the tender offer. In this regard, the Board considered the following:

         - THE HIGHLY SPECULATIVE NATURE OF THE FUNDING NECESSARY TO CONSUMMATE THE MINOTAUR OFFER. The Minotaur Offer is for 51% of the outstanding Common Stock payable pursuant to a non-interest bearing promissory note due within one year (subsequently amended to eight months) from the date of the expiration of the offer. Minotaur is a newly formed corporation with no assets. The Minotaur Offer itself states that Minotaur:

         [Believes] that it would be able to finance the acquisition of shares proposed in this tender offer. There is no guarantee that such funding will take place and the proposed selling shareholder is cautioned that this transaction involves a high degree of risk to the shareholder.

         If Minotaur is unable to fund the purchase and defaults on the promissory notes, shareholders who tender their shares would receive no cash consideration. Based on the correspondence received from Minotaur in response to specific questions as well as the due diligence investigation conducted by the Company, the Board could find no corroborating evidence that would support a conclusion that the Minotaur Offer was anything other than illusory
- there was simply nothing to support a belief that Minotaur would be in a position to fund the tender offer.

         - THE FAILURE OF THE MINOTAUR OFFER TO ADDRESS RIDE'S NEED FOR NEAR-TERM OPERATING CAPITAL. The Minotaur Offer contains no proposal for interim funding. In his correspondence to the Company in response to its repeated requests for such a proposal, Mr. Feingold has said nothing. Regarding its plans for the Company, the Minotaur Offer states only that "If the Company determines to accept the Offer, the Purchaser would like to undertake to provide assistance to the Company in the expansion of its business." The Board believes that without capital to repay the debt obligations of the Company and for current business operations, the Company's business will be substantially and negatively impacted.

         - THE OPINION OF RIDE'S FINANCIAL ADVISOR THAT THE MINOTAUR OFFER IS INADEQUATE FROM A FINANCIAL POINT OF VIEW. As part of its presentation to the Board concerning the financial aspects of the Minotaur Offer, Ladenburg gave its formal opinion that the Minotaur Offer is inadequate, from a financial point of view, to the shareholders of the Company. The full text of the opinion dated April 16, 1999, setting forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as EXHIBIT 6 and is incorporated by reference herein.

         - MINOTAUR'S POSSIBLE LACK OF COMPLIANCE WITH FEDERAL AND STATE SECURITIES LAWS. Minotaur is offering promissory notes in exchange for shares of Ride Common Stock. These promissory notes have not been registered with the Securities and Exchange Commission or, to the Company's knowledge, with any state securities commission. Unless there exists an exemption from such laws, the Company believes that the promissory notes may be being offered in violation of Federal and state securities laws. The Company is also concerned that the Minotaur Offer has not been adequately published or disseminated as required by Federal tender offer rules and regulations and as is necessary to ensure that shareholders receive full information about the proposed offer. In addition, Federal securities laws prohibit purchases of securities by bidders outside of the tender offer during the pendency of such offer. As disclosed in Minotaur's amended Schedule 14D-1, "Bidder has continued to acquire shares of Ride, Inc. and since the announcement of the tender offer the Bidder has increased its holdings by over sixty percent and paid for shares in the open market at prices as high as $1.25 per share." The Board is concerned about the consequences to the Company of Minotaur's actions, especially since the Company would remain public if the Minotaur Offer were completed.

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         - THE LACK OF PUBLIC COMPANY OR INDUSTRY EXPERIENCE OF MINOTAUR'S
PRINCIPAL. The Company is not aware that Mr. Feingold has had any experience running any company other than his law firm, let alone a public company or a company in the contemporary sports industry. The Board believes that it would be a dereliction of its duty to the Ride shareholders for it to recommend that Mr. Feingold assume a position of authority and responsibility with respect to Ride.

         - THE POTENTIALLY DETRIMENTAL EFFECT OF MINOTAUR'S PARTIAL TENDER OFFER. In a partial offer such as the one made by Minotaur where a bidder makes an offer for less than 100% of a company's outstanding securities, shareholders who do not tender their shares or whose shares are not entirely purchased in the offer because of a pro rata purchase of tendered shares can be forced to take different and less attractive consideration for their remaining shares.

         The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         Ladenburg has been retained by the Company to act as its exclusive financial advisor and to render one or multiple fairness opinions. Pursuant to a letter agreement, dated April 15, 1999, between the Company and Ladenburg, the Company agreed to pay to Ladenburg a retainer fee of $100,000, an opinion fee of $125,000 for each opinion rendered, and a fee of $350,000 upon the closing of certain specified transactions during the term of the agreement or within one year thereafter. The fees paid for up to two opinions will be credited against such $350,000 fee. The term of the agreement is one year, unless terminated early by either party in its sole discretion. The Company has also agreed to reimburse Ladenburg for its reasonable out-of-pocket expenses, including attorney's fees (provided such fees do not exceed $25,000 without the Company's consent) and to indemnify Ladenburg against certain liabilities, including liabilities arising under Federal securities laws. In the ordinary course of its business, Ladenburg may actively trade the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

         Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Minotaur Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a) There have been no transactions in the Common Stock during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that: Mark Salter, a member of the Company's Board of Directors, purchased 50,000 shares of Common Stock through his investment retirement account on February 23, 1999; Robert F. Marcovitch, the Company's President, Chief Executive Officer and a director, purchased 10,000 shares of Common Stock on February 25, 1999 and was granted an option to purchase up to 15,000 shares of the Company's Common Stock on February 8, 1999; Gregory S. Cook, the Company's Chief Financial Officer, Chief Operating Officer and Treasurer, was granted an option to purchase up to 10,000 shares of the Company's Common Stock on February 8, 1999; David H. Davis, the Company's Secretary and General Counsel, was granted an option to purchase up to 5,000 shares of the Company's Common Stock on February 8, 1999; Mark Braiser, the Company's Vice President of Sales, was granted an option to purchase up to 8,000 shares of the Company's Common Stock on February 8, 1999; Scott Mavis, the Company's Vice President of Marketing, was granted an option to purchase up to 8,000 shares of the Company's Common Stock on February 8, 1999; and Girish Govind, the Company's Vice President of Manufacturing, was granted an option to purchase up to 5,000 shares of the Company's Common Stock on February 8, 1999. Additionally, on February 19, 1999 the Company converted all outstanding shares of Series B 5% Cumulative Convertible Preferred Stock into a secured promissory note in the aggregate principal amount of $1.75 million payable on June 30, 1999 (subject to extension under certain circumstances).

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         (b) To the Company's knowledge, (i) none of its executive officers, directors, affiliates or subsidiaries presently intends to tender shares pursuant to the Minotaur Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any shares which are owned beneficially or held of record by such persons. The foregoing does not include shares over which, or with respect to which any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a) Beginning prior to the Company's receipt of the Minotaur Offer and continuing as part of its evaluation of the Minotaur Offer, Ride and Ladenburg held discussions with a number of parties regarding potential strategic alternatives available to Ride. These discussions have resulted in ongoing negotiations between the Company and an institutional investor with respect to a significant equity investment in the Company. The terms of such an investment are the subject of continuing negotiation and there can be no assurance that such an investment will be made.

         (b) Other than as set forth above, there are no transactions, Board resolutions, agreements in principle, letters of intent or signed contracts that relate to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or one or more subsidiaries of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or one or more subsidiaries of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) a material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

         (a) THE WASHINGTON TAKEOVER ACT. The Washington Takeover Act (Chapter 19 of the Washington Business Corporation Act) is applicable to Ride and would apply to Minotaur if the Minotaur Offer were completed. The Washington Takeover Act provides that if a target corporation has an "acquiring person" as a shareholder, the target corporation may not engage in any of the defined "significant business transactions" for a period of five years following the time of the acquiring person's share acquisition unless the significant business transaction or the purchase of shares by the acquiring person is approved prior to the acquiring person's share acquisition by a majority of the members of the board of directors of the target corporation. An "acquiring person" is a person who beneficially owns 10% or more of the outstanding voting shares of the target corporation. After the Washington Takeover Act's five-year moratorium, a "significant business transaction" may proceed only if (i) it complies with the "fair price" provisions of the statute - requiring that holders of common stock receive value per share at least equal to the higher of two specified formulas, or (ii) such transaction is approved at a shareholders meeting (by the majority of shares entitled to vote excluding those shares held by the acquiring person) held at least five years after the acquiring person purchased its shares. Therefore, unless the board of directors (as it was composed before the acquiring person acquired its shares) approves of either the transaction or the acquisition by the acquiror of its shares, the Washington Takeover Act imposes a five-year moratorium prohibiting the corporation from effecting any of the enumerated significant business transactions even if its current board wants to do so.

         The "significant business transactions" covered by the Washington Takeover Act include:

         (i) the merger, share exchange or consolidation of the target corporation with an acquiring person;

         (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of the target's assets to or with an acquiring person over a threshold aggregate market value;

         (iii) the termination, as a result of the acquiring person's acquisition of at least 10 percent of the shares of the target corporation, of at least five percent of the target corporation's (or subsidiary's) employees employed in Washington State over the five-year period following the share acquisition time;

         (iv) the issuance or transfer of shares, options, warrants or rights to acquire its shares to, or the redemption from, an acquiring person by the target corporation, except under limited circumstances;

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         (v) the liquidation or dissolution of the target proposed by or pursuant to an agreement with an acquiring person;

         (vi) the reclassification of securities of the target proposed by or pursuant to an agreement with an acquiring person that increases the proportionate share of the outstanding shares of a class or series of voting shares or securities convertible into voting shares of a target corporation that is directly or indirectly owned by an acquiring person, except as the result of immaterial changes due to fractional shares adjustments; or

         (vii) receipt by an acquiring person of the direct or indirect benefit, except proportionately as a shareholder of the target corporation, of loans, advances, guarantees, pledges or other financial assistance or tax credits or other tax advantages.

         (b) OTHER INFORMATION. Information regarding beneficial ownership of Ride shares of Common Stock and Ride director and executive officer compensation is described in ANNEX A hereto and incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 "Option Repricing" and "Report on Executive Compensation" sections of the Proxy Statement.

Exhibit 2 Ride Snowboard Company 1994 Stock Option Plan (incorporated by reference to Exhibit 10.28 to the Company's Registration Statement on Form SB-2, File No. 33-75770-LA).

Exhibit 3 Ride Snowboard Company 1994 Directors' Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.29 to the Company's Registration Statement on Form SB-2, File No. 33-75770-LA).

Exhibit 4*  Ride's letter to its shareholders date April 19, 1999.

Exhibit 5*  Press Release dated April 19, 1999.

Exhibit 6*  Opinion of Ladenburg Thalmann & Co. Inc. dated April 16, 1999.

---------------------------------

*  Included in materials mailed to shareholders of the Company.

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   April 19, 1999                    RIDE, INC.


                                           By: S/S ROBERT F. MARCOVITCH
                                              ---------------------------------
                                               Name:    Robert F. Marcovitch
                                               Title:   President and
                                                        Chief Executive Officer

                                     ANNEX A

In response to Items 3 and 8 of this Schedule 14D-9, this Annex A describes Ride director and executive officer compensation and the ownership of Ride Common Stock by its directors and executive officers.

EXECUTIVE COMPENSATION.

         SUMMARY COMPENSATION TABLE. The following table sets forth annual and long-term compensation for services rendered during the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995 by the group of individuals collectively referred to herein as the "Named Executive Officers" consisting of the Company's Chief Executive Officer and, during the six months ended June 30, 1998, the other four most highly paid executive officers of the Company other than the Chief Executive Officer.


                                                                          ANNUAL COMPENSATION
                                                    ---------------------------------------------------------------
                                                                                                 OTHER ANNUAL
NAME AND PRINCIPAL POSITION                         YEAR (1)     SALARY($)     BONUS ($)       COMPENSATION ($)
---------------------------                         --------     -----------   -----------     --------------------
Robert F. Marcovitch (2)                            1998             100,000             0                      913
  President and Chief Executive Officer             1997             200,000             0                    1,957
                                                    1996             200,000             0                    1,957
                                                    1995             214,683             0                    2,190
                                                    --------     -----------   -----------     --------------------
Gregory S. Cook (3)                                 1998              50,000             0                    4,000
  Chief Operating Officer                           1997             100,000             0                    8,571
                                                    1996              79,167         4,166                    6,884
                                                    1995                 N/A           N/A                      N/A
                                                    --------     -----------   -----------     --------------------
David H. Davis (4)                                  1998              55,000             0                    1,375
  Secretary and General Counsel                     1997             103,332             0                    2,375
                                                    1996              33,334             0                      792
                                                    1995                 N/A           N/A                      N/A
                                                    --------     -----------   -----------     --------------------
Mark Braiser (5)                                    1998              75,000             0                    2,515
  Vice President, Sales                             1997             150,000             0                    5,986
                                                    1996             150,000         6,250                    5,507
                                                    1995              75,000        10,000                    2,750
                                                    --------     -----------   -----------     --------------------
Scott Mavis (6)                                     1998              25,000             0                      625
  Vice President, Marketing                         1997              50,000             0                    1,250
                                                    1996              50,000         2,083                    1,250
                                                    1995              50,000         4,166                    1,250
                                                    --------     -----------   -----------     --------------------


(1)      The information for 1998 is for the six months ended June 30, 1998.

(2) The amount shown for other annual compensation for Mr. Marcovitch represents contributions by the Company to the Company's Retirement Savings Plan on behalf of Mr. Marcovitch.

(3) Mr. Cook joined the Company in March 1996; the salary shown for that year is for a partial year's employment. The amount shown for other annual compensation represents contributions by the Company to the Company's Retirement Savings Plan on behalf of Mr. Cook and an automobile allowance.

(4) Mr. Davis joined the Company in September 1996; the salary shown for that year is for a partial year's employment. The amount shown for other annual compensation represents contributions by the Company to the Company's 401(k) savings plan on behalf of Mr. Davis. Stock option grants for 1997 include the cancellation, repricing and reissuance of 10,000 options originally issued in 1996.

(5) Mr. Braiser joined the Company in June 1995; the salary shown for that year is for a partial year's employment. The amount shown for other annual compensation represents contributions by the Company to the Company's Retirement Savings Plan on behalf of Mr. Braiser and an automobile allowance.

(6) The amount shown for other annual compensation represents contributions by the Company to the Company's 401(k) savings plan on behalf of Mr. Mavis.

         OPTION GRANTS IN 1998. The following table provides information on option grants to the Named Executive Officers in 1998.

                                                                                                      POTENTIAL REALIZABLE VALUE
                              NUMBER OF                                                                AT ASSUMED ANNUAL RATE OF
                              SECURITIES       PERCENT OF TOTAL                                      STOCK PRICE APPRECIATION FOR
                              UNDERLYING      OPTIONS GRANTED TO    EXERCISE PRICE                              OPTION
                               OPTIONS          EMPLOYEES IN        OR BASE PRICE     EXPIRATION     -----------------------------
                              GRANTED(#)        FISCAL YEAR (1)        ($/SH)            DATE            5%              10%
                           ----------------- --------------------- ----------------- --------------- -------------- ---------------
Robert F. Marcovitch             7,500              1.31%               1.875           1/2/2008         8,843          22,411
                                20,000              3.51%               2.000          5/19/2008        25,155          63,749
                           ----------------- --------------------- ----------------- --------------- -------------- ---------------
David H. Davis                   2,500              0.44%               1.875           1/2/2008         2,947           7,470
                                12,000              2.10%               2.000          5/19/2008        15,093          38,249
                           ----------------- --------------------- ----------------- --------------- -------------- ---------------
Gregory S. Cook                  2,500              0.44%               1.875           1/2/2008         2,947           7,470
                                12,000              2.10%               2.000          5/19/2008        15,093          38,249
                           ----------------- --------------------- ----------------- --------------- -------------- ---------------
Mark Braiser                     2,500              0.44%               1.875           1/2/2008         2,947           7,470
                                12,000              2.10%               2.000          5/19/2008        15,093          38,249
                           ----------------- --------------------- ----------------- --------------- -------------- ---------------
Scott Mavis                      2,500              0.44%               1.875           1/2/2008         2,947           7,470
                                 6,000               1.5%               2.000          5/19/2008         7,546          19,124
                           ----------------- --------------------- ----------------- --------------- -------------- ---------------


(1) Based on an aggregate of 570,500 stock options granted to employees during the six month period ended June 30, 1998.

(2) Potential realizable value is based on an assumption that the value of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. This formula is calculated based on SEC requirements and does not reflect the Company's estimate of future stock price growth.

         The Company's Stock Option Plan is administered by the Compensation Committee of the Board of Directors, which consists of Messrs. Hechler and Salter. The Compensation Committee determines to whom options are granted, the number of shares subject to each option, the vesting schedule and the exercise price. The exercise price may not be less than the fair market value of the Common Stock on the date of grant. Options generally vest over four years and have a duration of ten years. The exercise price may be paid in cash, by delivering shares of Common Stock already owned by the option holder or by complying with any other payment mechanism approved by the plan administrator. Subject to certain limitations, the Compensation Committee may modify the terms of and reprice outstanding options.

         OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES. The following table shows data relating to stock options exercised by the Company's Named Executive Officers and unexercised options held by such persons at June 30, 1998.


                                                          NUMBER OF SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                              SHARES                       UNEXERCISED OPTION AT FISCAL      IN-THE-MONEY OPTIONS AT FISCAL
                            ACQUIRED ON       VALUE                YEAR-END (#)                       YEAR-END ($)
NAME                       EXERCISE (#)   REALIZED ($)       EXERCISABLE/UNEXERCISABLE        EXERCISABLE/UNEXERCISABLE (1)
---------------------      -------------  -------------- ---------------------------------- ----------------------------------
Robert F. Marcovitch            -0-            N/A                 48,125/59,375                          $0/$0
                           -------------- -------------- ---------------------------------- ----------------------------------
David H. Davis                  -0-            N/A                 3,125/23,875                           $0/$0
                           -------------- -------------- ---------------------------------- ----------------------------------
Gregory S. Cook                 -0-            N/A                 3,125/21,375                           $0/$0
                           -------------- -------------- ---------------------------------- ----------------------------------
Mark Braiser                    -0-            N/A                 12,625/21,875                          $0/$0
                           -------------- -------------- ---------------------------------- ----------------------------------


(1) The amount shown is the aggregate number of shares of Common Stock that may be purchased pursuant to the exercise of outstanding options, multiplied by the difference between the closing price of the Common

         Stock reported on Nasdaq National Market on September 23, 1998, $1.00, and the per share exercise price of such options.

         COMPENSATION OF DIRECTORS. Directors who are employees of the Company are not compensated for service as directors. Non-employee directors of the Company receive $1,000 per board meeting attended in person. The Company also reimburses each director for reasonable expenses incurred in attending meetings of the Board of Directors. In addition, in June 1998 the Directors approved, subject to shareholder approval, an amendment to the Company's Directors' Nonqualified Stock Option Plan whereby upon election or appointment to the Board of Directors, each non-employee director receives an option under such Plan to purchase 5,000 shares of Common Stock. The option vests and is exercisable on the earlier of one year from the date of grant or the last business day preceding the next following Annual Shareholders' Meeting. Unvested and unexpired options terminate upon the first of the following events: (i) ten years from the date of grant; (ii) the expiration of 90 days from the date of an optionee's termination as a director for any reason other than death or disability; or (iii) the expiration of one year from the date of death of an optionee or cessation of the optionee's service as a director by reason of disability.

         COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT. The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of September 21, 1998 by (i) each person known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock; (ii) by each director; and (iii) by the Named Executive Officers.

                                           TABLE OF BENEFICIAL OWNERSHIP


                                                   AMOUNT AND NATURE OF
NAME OF BENEFICIAL OWNER (1)                       BENEFICIAL OWNERSHIP          PERCENT OF SHARES OUTSTANDING
----------------------------                       ---------------------         -----------------------------
Mark M. Salter                                         1,164,818 (2)                         9.2%
                                                   ---------------------         -----------------------------
James J. Salter                                        1,013,764 (3)                         8.03%
                                                   ---------------------         -----------------------------
Cory J. Hechler                                          419,000 (4)                         3.3%
                                                   ---------------------         -----------------------------
Robert F. Marcovitch                                      54,909 (5)                           *
                                                   ---------------------         -----------------------------
Mark Braiser                                               7,875 (6)                           *
                                                   ---------------------         -----------------------------
David H. Davis                                            10,374 (7)                           *
                                                   ---------------------         -----------------------------
Gregory S. Cook                                            3,125 (8)                           *
                                                   ---------------------         -----------------------------


* Less than 1%.

(1) Except as otherwise noted in these footnotes, each of the persons named in the table has sole voting and investment power with respect to the shares shown beneficially owned by such person. As noted in these footnotes, shares beneficially owned may include shares subject to options that are exercisable on or before November 20, 1998.

(2) Includes: (i) 835,000 shares held by Salter Family Partners, Ltd., a limited partnership of which Mark Salter and his wife are the sole general partners, with shared voting and investment control; (ii) 6,000 shares held by Mark Salter as custodian for his three minor children, for which Mr. Salter disclaims beneficial ownership; (iii) 200,000 shares that are issuable upon the conversion of 100,000 shares of the Company's Series A Convertible Preferred Stock held by Salter Family Partners, Ltd.; and (iv) 123,818 shares subject to options that are currently exercisable or exercisable on or before November 20, 1998.

(3) Includes 893,764 shares held by DLS Financial Holdings, Inc., a trust controlled by Mr. Salter and 120,000 shares subject to options that are currently exercisable or exercisable on or before November 20, 1998.

(4) Includes 339,000 shares owned directly and 80,000 shares subject to options that are currently exercisable or exercisable on or before November 20, 1998.

(5) Includes 534 shares owned directly and 54,375 shares subject to options that are currently exercisable or exercisable on or before November 20, 1998.

(6) Includes 4,749 shares owned directly and 5,625 shares subject to options that are currently exercisable or exercisable on or before November 20, 1998.

(7) Represents 3,125 shares subject to options that are currently exercisable or exercisable on or before November 20, 1998.

         In addition, please see Item 6(a) of the Schedule 14D-9 for updated information regarding the recent transactions in the Company's Common Stock by the Company's executive officers, directors and affiliates.